Filed by Brocade Communications
Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed pursuant to Rule
14a-12
Under the Securities Exchange Act of 1934
Subject Company: McData Corporation
Commission File No.:000-31257
Brocade Communications Q4 and Fiscal 2006 Financial Results November 21, 2006

Securities Litigation Reform Act - Safe Harbor and Other Disclosures This presentation includes forward-looking statements regarding Brocade's business outlook. These statements are only predictions and are subject to risks and uncertainties. Brocade's actual results may differ materially from the results discussed in these forward-looking statements as a result of the risks set forth in our SEC filings, including our most recent Form 10-K for the fiscal year ended October 29, 2005 and 10-Q for the quarter ended July 29, 2006. This presentation includes forward-looking statements regarding the acquisition of McDATA Corporation and the financial and strategic benefits of the acquisition. The acquisition remains subject to approval by the stockholders of Brocade and McDATA, regulatory approval, as well as certain other closing conditions. We also face other risks that could cause the combined company not to achieve the anticipated benefits of the acquisition. A Registration Statement on Form S-4 has been filed with the SEC in connection with the transaction, which contains important information about Brocade, McDATA, the transaction and related matters. Brocade assumes no obligation to update these forward-looking statements. This presentation includes non-GAAP financial measures. The most directly comparable GAAP financial measures and a reconciliation of the differences between these non-GAAP financial measures and the most directly comparable GAAP financial measures is provided in our Q4 06 press release which has been furnished to the SEC on Form 8-K as filed on November 21, 2006 and in this Q4 06 slide presentation posted on our website at www.brocade.com. This presentation includes sell-through information, which provides a measure of OEM and channel partners' sales to end-users. Brocade does not record revenue based upon OEM sell-through information and this measure is not intended to be viewed as a substitute for reported GAAP revenue. Sell-through is a measure of demand, but is not a GAAP measurement of revenue and therefore is not subject to the same level of internal controls as reported GAAP revenue. Please note that certain reclassifications have been made to prior year balances in order to conform to the current year presentation.

McDATA Acquisition Update We have made very good progress to-date on integration planning We have a dedicated integration team and program management office The team has very clear goals and guiding principles Planning decisions and priorities are reviewed regularly Final decisions rest with Brocade We're comfortable with the expected $100M of annualized deal synergies on a combined basis, as previously disclosed As disclosed previously, the FTC issued a Second Request on September 25, 2006 and we are cooperating fully We continue to believe that the FTC will conclude that this transaction does not raise any competitive concerns and will close its investigation. Assuming that the investigation closes, we expect to close the transaction as early as January 2007.

Important Additional Information has been filed with the SEC Brocade has filed with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA have filed with the SEC and will be mailing to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. Investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com. Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade's proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com. McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA's proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.